Exhibit 2.2

EXECUTION COPY

MERGER AGREEMENT

AGREEMENT AND PLAN OF MERGER, dated as of May 3 , 2006 between Hawk-Eye Pizza, LLC (“Hawk-Eye”), a Kansas limited liability company, and NPC Management, Inc. (“NPCM”), a Delaware corporation, where each is a wholly owned subsidiary of NPC International, Inc., a Kansas corporation (“Parent”).

WHEREAS, the Manager of Hawk-Eye and the Board of Directors of NPCM have determined that it is advisable that Hawk-Eye be merged with and into NPCM (the “Merger”), on the terms and subject to the conditions contained herein and in accordance with the General Corporation Law of the State of Delaware and the General Corporation Code of the State of Kansas.

NOW, THEREFORE, in consideration of the mutual agreements contained herein, and in order to set forth the terms and conditions of the Merger and the mode of carrying the same into effect, Hawk-Eye and NPCM hereby agree as follows:

SECTION 1.  The Merger.  At the Effective Time (as defined in Section 2), Hawk-Eye shall be merged with and into NPCM, the separate corporate existence of Hawk-Eye shall cease, and NPCM shall continue as the surviving corporation (hereinafter sometimes referred to as the “Surviving Corporation”).

SECTION 2.  Effective Time of the Merger.  The Merger shall become effective immediately upon the filing of this Agreement or a Certificate of Merger relating to the Merger with the Secretaries of State of the State of Delaware and State of Kansas (the time of such filing being the “Effective Time”).

SECTION 3.  Certificate of Incorporation and By-laws.  At the Effective Time, the Certificate of Incorporation of the Surviving Corporation shall be amended in the Merger to read in the form attached as Exhibit A hereto, and as so amended shall be the Certificate of Incorporation of the Surviving Corporation until thereafter amended as provided by law or such Certificate of Incorporation.  The By-laws of NPCM, as in effect immediately prior to the Effective Time, shall be the By-laws of the Surviving Corporation until thereafter amended as provided by law, the Certificate of Incorporation of the Surviving Corporation or such By-laws.

SECTION 4.  Directors and Officers.  The directors of NPCM immediately prior to the Effective Time shall be the initial directors of the Surviving Corporation from and after the Effective Time, each to hold office in accordance with the Certificate of Incorporation and By-laws of the Surviving Corporation, and the officers of NPCM immediately prior to the Effective Time shall be the initial officers of the Surviving Corporation, in each case until their respective successors are duly elected or appointed and qualified.

SECTION 5.  Conversion of Shares.  (a)  At the Effective Time, each of the 100 issued and outstanding shares of NPCM, shall, without any action on the part of Parent, Hawk-Eye or NPCM, be converted into (i) .1 share of the Class A Common Stock, par value $0.01 per share, of the Surviving Corporation and (ii) 9.9 shares of the Class B Common Stock, par value $0.01 per share, of the Surviving Corporation.

(b)   At the Effective Time, each of the 1000 issued and outstanding shares of Hawk-Eye, shall, without any action on the part of Parent, Hawk-Eye or NPCM, be shall be deemed cancelled.

IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be executed as of the date first above written by their respective officers thereunto duly authorized.

Hawk-Eye Pizza, LLC
By: NPC International, Inc., its sole member
and Manager.

By:	/s/ James K. Schwartz
Name: James K. Schwartz
Title: Chief Executive Officer

NPC Management, Inc.

By:	/s/ James K. Schwartz
Name: James K. Schwartz
Title: Chief Executive Officer